 Exhibit 99.1

CORPORATE RELEASE	15 November 2023

Manchester United PLC Announces Management Transition

MANCHESTER, England – (BUSINESS WIRE) –15 November 2023 – Manchester United plc (NYSE: MANU), announces that Richard Arnold has decided to step down as Chief Executive Officer of Manchester United after 16 years with the club.

Patrick Stewart will take over as interim CEO, in addition to his existing role as General Counsel, with Richard continuing to provide transitional support until the end of December. A search process will be carried out for a new permanent CEO.

Joel Glazer, Executive Co-Chairman, said: “I would like to thank Richard for his outstanding service to Manchester United over the past 16 years, and wish him all the best for his future endeavours. We are fortunate to be able to call on the deep knowledge and experience of Patrick Stewart to provide interim stability and continuity as we embark on a search for a new permanent CEO.”

Richard Arnold, outgoing CEO, said: “It has been an incredible privilege to serve this great football club for the past 16 years. Through highs and lows, the constant has been the dedication of our employees and fans. I would like to thank all of them for their loyalty and commitment and wish everyone associated with the club the very best for the future.”

Patrick Stewart said: “Together with my leadership team colleagues, my job will be to ensure that the club’s foundations remain stable while we embrace changes that can make us stronger over the long term, both on and off the pitch, and to support the search for a new permanent CEO.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk